                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         PRECISION RESPONSE CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    740314109
                                 (CUSIP Number)

                              Thomas J. Kuhn, Esq.
                               USA Networks, Inc.
                              152 West 57th Street
                               New York, NY 10019
                                 (212) 314-7200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 740314109                  13D                      Page 2 of 8 Pages


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                              USA Networks, Inc.

     I.R.S. IDENTIFICATION NUMBER OF ABOVE
     PERSON:                                                59-2712887
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A             (a)  [ ]
     GROUP                                                  (b)  [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS:                                       OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT TO                    [ ]
     ITEM 2(D) OR 2(E):
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware
-------------------------------------------------------------------------------
Number of      7    SOLE VOTING POWER:                      None
Shares
             ------------------------------------------------------------------
Beneficially   8    SHARED VOTING POWER:                    11,848,730
Owned by
             ------------------------------------------------------------------
Each           9    SOLE DISPOSITIVE POWER                  None
Reporting
             ------------------------------------------------------------------
Person         10   SHARED DISPOSITIVE POWER:               None
With:
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY
               OWNED BY EACH REPORTING PERSON:              11,848,730
-------------------------------------------------------------------------------
12             Check if the Aggregate Amount in Row (11)
               Excludes Certain  Shares:                    [ ]
-------------------------------------------------------------------------------
13             Percent of Class Represented by Amount
               in Row (11):                                 54.4%
-------------------------------------------------------------------------------
14             Type of Reporting Person:                    CO
-------------------------------------------------------------------------------

CUSIP No. 740314109                  13D                      Page 3 of 8 Pages


ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share ("PRC Common Stock"), of Precision Response Corporation, a Florida corporation ("PRC"). The address of the principal executive offices of PRC is 1505 NW 167th Street, Miami, Florida 33169.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is filed by USA Networks, Inc., a Delaware corporation ("USAi"). USAi is a holding company, the subsidiaries of which are engaged in diversified media and electronic commerce businesses. The principal executive offices of USAi are located at 152 West 57th Street, New York, NY 10019.

     Annex A attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of USAi: (i) the name and residence or business address; (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of USAi, each of the persons named on Annex A (the "Annex A Persons"), except Samuel Minzberg, is a United States citizen. Mr. Minzberg is a Canadian citizen. During the last five years, neither USAi nor any of the Annex A Persons (to the knowledge of USAi) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither USAi nor any of the Annex A Persons (to the knowledge of USAi) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Barry Diller, the Chairman and Chief Executive Officer of USAi, Liberty Media Corporation, Universal Studios, Inc., The Seagram Company Ltd. and USAi are parties to a stockholders agreement (the "Stockholders Agreement") relating to USAi. Mr. Diller's business address is, c/o USAi at 152 West 57th Street, New York, New York 10019. Through his own holdings and the Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control 73.9% of the outstanding total voting power of USAi. As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of USAi's stockholders. Mr. Diller disclaims beneficial ownership of any shares of PRC stock beneficially owned by USAi.

CUSIP No. 740314109                  13D                      Page 4 of 8 Pages


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Stockholders Agreement, dated as of January 12, 2000 (the "Stockholders Agreement"), by and among USAi and each of the PRC stockholders listed on Schedule I thereto (the "PRC Principal Stockholders"), USAi may be deemed to be the beneficial owner of 11,848,730 shares of PRC Common Stock. See the response to Item 5.

     The PRC Principal Stockholders entered into the Stockholders Agreement to induce USAi to enter into the Agreement and Plan of Merger, dated as of January 12, 2000 (the "Merger Agreement"), by and among USAi, P Acquisition Corp., a Florida corporation and a wholly owned subsidiary of USAi ("Sub"), and PRC.

     The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.

ITEM 4. PURPOSE OF TRANSACTION.

     The Stockholders Agreement was entered into as a condition to the willingness of USAi to enter into the Merger Agreement and to ensure the approval of PRC's stockholders required in connection with the merger of Sub with and into PRC (the "Merger") pursuant to the terms of the Merger Agreement will be obtained. In the Merger, PRC will continue as the surviving corporation and will become a wholly owned subsidiary of USAi.

     In addition to providing for the Merger, the Merger Agreement restricts PRC from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), selling certain assets, changing its capitalization (including by purchasing any of its capital stock or by issuing any capital stock or other voting securities), amending its certificate of incorporation or by-laws, paying dividends, incurring indebtedness, making loans or advances to other persons, making certain acquisitions and making certain capital expenditures, and otherwise requires PRC to operate in the ordinary course of business. The restrictions described in this paragraph are subject to certain exceptions.

     Pursuant to the Merger Agreement, the directors of Sub immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the merger.

     In connection with the Merger, it is expected that PRC Common Stock will be delisted from the NASDAQ National Market System and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

     The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.

CUSIP No. 740314109                  13D                      Page 5 of 8 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As of January 12, 2000, 11,848,730 shares of PRC Common Stock were subject to the Stockholders Agreement. Such shares represented approximately 54.4% of PRC Common Stock issued and outstanding as of December 31, 1999.

     Under the terms of the Stockholders Agreement, each PRC Principal Stockholder has agreed, among other things, (i) to vote (or cause to be voted) his or its shares of PRC Common Stock (a) in favor of the Merger, the approval of the Merger Agreement, and the approval of the other transactions contemplated by the Merger Agreement, (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of PRC under the Stockholders Agreement or the Merger Agreement, and (c) against any extraordinary corporate transaction (other than the Merger), a sale or transfer of a material amount of assets or capital stock of PRC or any of its subsidiaries or any action that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement; (ii) subject to certain exceptions, not to sell, transfer, pledge, assign or otherwise dispose of any of such shares or enter into an arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such shares; and (iii) not to grant any proxy or authorization with respect to such shares. Accordingly, pursuant to the Stockholders Agreement, USAi may be deemed to have acquired shared voting power with respect to the PRC Common Stock subject to the Stockholders Agreement. The Stockholders Agreement will terminate upon, among other things, the termination of the Merger Agreement in accordance with its terms.

     The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth under Items 3, 4 and 5 above are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Agreement and Plan of Merger, dated as of January 12, 2000, by and among USAi, Sub and PRC.

Exhibit 2: Stockholders Agreement, dated as of January 12, 2000, by and among USAi and the PRC Principal Stockholders.

CUSIP No. 740314109                  13D                      Page 6 of 8 Pages

                                   SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2000

                                             USA Networks, Inc.



                                             By:     /s/ Thomas J. Kuhn
                                                 ---------------------------
                                                 Name:   Thomas J. Kuhn
                                                 Title:  Senior Vice President
                                                         and General Counsel

                                     ANNEX A

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of USAi. The name of each person who is a director of USAi is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.

----------------------------------- -------------------------------------- ------------------------------
Name and Business Address           Principal Occupation or                Principal Business in which
                                    Employment                             such Employment is Conducted
----------------------------------- -------------------------------------- ------------------------------
Paul G. Allen*                      Investor                               Vulcan Ventures Inc.
110 110th Avenue, N.E.                                                     (Venture Capital)
Suite 550
Bellevue, Washington  98004
----------------------------------- -------------------------------------- ------------------------------
Barry Baker*                        President and Chief Operating          USAi
                                    Officer, USAi
----------------------------------- -------------------------------------- ------------------------------
Edgar Bronfman, Jr.*                President and Chief Executive          The Seagram Company Ltd.
375 Park Avenue                     Officer, The Seagram                   (Entertainment, Recreation,
New York, NY  10152                 Company Ltd.                           Spirits and Wine)
----------------------------------- -------------------------------------- ------------------------------
Anne M. Busquet*                    President, American Express            American Express Relationship
200 Vesey Street                    Relationship Services                  Services
New York, NY  10285                                                        (Service Provider to American
                                                                           Express Customers)
----------------------------------- -------------------------------------- ------------------------------
Barry Diller*                       Chairman and Chief Executive           USAi
                                    Officer, USAi
----------------------------------- -------------------------------------- ------------------------------
Michael P. Durney                   Vice President and Controller,         USAi
                                    USAi
----------------------------------- -------------------------------------- ------------------------------
Victor A. Kaufman*                  Vice Chairman, USAi                    USAi
----------------------------------- -------------------------------------- ------------------------------
Donald R. Keough*                   Chairman of the Board, Allen           Allen & Co. Inc.
711 Fifth Avenue                    & Co. Inc.                             (Investment Banking)
New York, NY 10022
----------------------------------- -------------------------------------- ------------------------------
Thomas J. Kuhn                      Senior Vice President, General         USAi
                                    Counsel and Secretary, USAi
----------------------------------- -------------------------------------- ------------------------------

----------------------------------- -------------------------------------- ------------------------------
Robert W. Matschullat*              Vice Chairman,                          The Seagram Company Ltd.
375 Park Avenue                     The Seagram Company Ltd.                (Entertainment, Recreation,
New York, NY 10152                                                          Spirits and Wine)
----------------------------------- -------------------------------------- ------------------------------
Samuel Minzberg*                    President and Chief Executive          Claridge Inc.
1170 Peel                           Officer, Claridge Inc.                 (Management)
Montreal, Quebec H3B-4P2
----------------------------------- -------------------------------------- ------------------------------
Brian Mulligan*                     Executive Vice President and           The Seagram Company Ltd.
100 Universal City Plaza            Chief Financial Officer,               (Entertainment, Recreation,
Universal City, CA 91608            The Seagram Company Ltd.               Spirits and Wine)
----------------------------------- -------------------------------------- ------------------------------
William D. Savoy*                   Vice President, Vulcan                 Vulcan Ventures, Inc.
110 110th Avenue, N.E.              Ventures Inc.                          (Venture Capital)
Suite 550
Bellevue, Washington 98004
----------------------------------- -------------------------------------- ------------------------------
Gen. H. Norman Schwarzkopf*         Retired
400 North Ashley Street
Suite 3050
Tampa, Florida  33602
----------------------------------- -------------------------------------- ------------------------------
Michael Sileck                      Senior Vice President and Chief        USAi
                                    Financial Officer, USAi
----------------------------------- -------------------------------------- ------------------------------
Diane Von Furstenberg*              Chairman, Diane Von                    Diane Von Furstenberg Studio
389 West 12th Street                Furstenberg Studio L.P.                L.P. (Fashion Design)
New York, NY 10014
----------------------------------- -------------------------------------- ------------------------------